Exhibit 99.1

BIT Mining Announces Closing of US$9.3 Million Registered Direct Offering

HONG KONG, August 19, 2022 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced the closing of its registered direct offering previously announced on August 16, 2022, with certain institutional investors for the purchase and sale of 15,566,665 of the Company’s American Depositary Shares (“ADSs”), Series A Warrants to purchase up to an aggregate of 15,566,665 ADSs and Series B Warrants to purchase up to an aggregate of 15,566,665 ADSs, at a combined purchase price of US$0.60 per ADS and associated warrants, in a registered direct offering. Each ADS represents ten (10) Class A ordinary shares, par value US$0.00005 per share, of BIT Mining.

Revere Securities LLC acted as the exclusive placement agent for the offering.

The Series A Warrants have an exercise price of US$0.66 per ADS, are exercisable immediately and expire five years from the date of issuance. The Series B Warrants have an exercise price of US$0.60 per ADS, are exercisable immediately and expire two and a half years from the date of issuance.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company were approximately US$9.3 million. The Company intends to use the net proceeds of the registered direct offering to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunities.

The securities described above were offered by BIT Mining pursuant to a “shelf” registration statement on Form F-3 (File No. 333-258329) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2021 and declared effective by the SEC on May 17, 2022. The offering of such securities was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the securities being offered have been filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained on the SEC’s website at http://www.sec.gov or by contacting Revere Securities LLC at 650 Fifth Avenue, 35th Floor, New York, NY 10022, by phone at 212-688-2350 or e-mail at placement@reveresecurities.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and miner manufacturing. The Company owns the world’s top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-sufficiency through vertical integration with its supply chain.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements include the intended use of net proceeds from the registered direct offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com